EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except as Indicated)
(Unaudited)

Nine Months Ended September 30, 2011
Earnings:
Income before income taxes	$2,881

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	42
Portion of rents representative of interest factor	55
Less:
Gain on equity investments	(5)
Income as adjusted	$2,973
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	42
Portion of rents representative of interest factor	55
Capitalized interest	—
Total Fixed Charges	$97
Ratio of earnings to fixed charges	30.6